Filed Pursuant to Rule 433
Registration Statement No. 333-216840

June 19, 2016

THE FEDERAL REPUBLIC OF NIGERIA

U.S.$300,000,000 5.625% Diaspora Bonds due 2022

Final Term Sheet

Issuer:	The Federal Republic of Nigeria

Principal Amount:	U.S.$300,000,000

Maturity Date:	June 27, 2022

Coupon:	5.625% per annum (payable semi-annually in arrears)

Ranking:	Direct, general, unconditional, unsubordinated external indebtedness

Public Offering Price:	100.00% plus accrued interest, if any, from June 27, 2017

Gross Proceeds:	U.S.$300,000,000

Use of Proceeds	Budgeted capital expenditures

Pricing Date:	June 19, 2017

Settlement Date:	June 27, 2017 (T+6)

Format:	SEC-Registered (No. 333-216840)

Interest Payment Dates:	December 27 and June 27, beginning December 27, 2017

Re-offer Yield:	5.625%

Benchmark Treasury:	T 1 3⁄4 05/31/22

Benchmark Treasury Price:	99-27+

Benchmark Treasury Yield:	1.778%

Re-offer Spread over Benchmark Treasury:	384.7 bps

Midswaps Yield:	1.851%

Re-offer Spread over Midswaps:	377.4 bps

Underwriting Discount:	0.80%

Optional Redemption:	None

Day Count:	30/360

Primary Listing:	Main Market of the London Stock Exchange

Minimum Denominations:	U.S.$2,000 and integral multiples of U.S.$1,000 in excess thereof

CUSIP:	65412A EK4

ISIN:	US65412AEK43

Governing Law:	New York Law

Joint Lead Managers/Allocation:

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated (U.S.$112,500,000)

The Standard Bank of South Africa Limited (U.S.$112,500,000)

First Bank of Nigeria Limited (U.S.$37,500,000)

United Bank for Africa Plc (U.S.$37,500,000)

B&D:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

Issuer Ratings*:	B1 Stable (Moody’s), B Stable (S&P), B+ Negative (Fitch)

Issue Ratings*:	B1 (Moody’s) / B (S&P) /B+ (Fitch)

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC, including the Preliminary Prospectus to which this communication relates, for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free +1-800-294-1322.

A Preliminary Prospectus, dated June  12, 2017, accompanies this free-writing prospectus and is available from the SEC’s website at: https://www.sec.gov/Archives/edgar/data/1627521/000119312517200743/d334746dsba.htm

Materials relating to the offering may not be distributed to any person in the European Economic Area other than a person that is a “qualified investor” (as defined in EU Directive 2003/71/EC, as amended (the “Directive”)) and the distribution of such materials may be restricted by law in certain other jurisdictions. The offering is void in all jurisdictions where it is prohibited. If materials relating to the offering come into your possession, you are required by the Issuer to inform yourself of and to observe all of these restrictions. The materials relating to the offering, including this communication, do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and a Joint Lead Manager or any affiliate of a Joint Lead Manager is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the Joint Lead Manager or such affiliate on behalf of the Issuer in that jurisdiction. Any offers and sales of the securities in the United States will be made only through one or more U.S. registered broker-dealers, or otherwise as permitted by applicable U.S. law.

This communication does not constitute an offer or solicitation of an offer to buy or sell securities in any jurisdiction where such an offer or solicitation is not permitted. This communication is an advertisement and not a prospectus for the purposes of the Directive or Part VI of the Financial Services and Markets Act 2000. A prospectus (the “Prospectus”) relating to the securities will be prepared and made available to the public in the EU in accordance with the Directive. Investors should not purchase any securities except on the basis of information contained in the registration statement relating to the securities and the Prospectus.

The prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations and the securities will not be listed on the SIX Swiss Exchange. Therefore, the prospectus may not comply with the disclosure standards of the listing rules (including any additional listing rules or prospectus schemes) of the SIX Swiss Exchange. Accordingly, the securities may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors who do not subscribe to the securities with a view to distribution. Any such investors will be individually approached by the Joint Lead Managers from time to time.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.